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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PIONEER DRILLING COMPANY
                                (Name of Issuer)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                     840553
                                 (CUSIP Number)

 RICHARD E. BLOHM, JR., 1415 LOUISIANA STREET, SUITE 3000, HOUSTON, TEXAS 77002
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 with a copy to:

    DARRYL M. BURMAN, 1900 WEST LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027


                                 OCTOBER 9, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 840553                      13D                           PAGE 2 OF 10


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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:
         WEDGE Energy Services, L.L.C.; Tax I.D. No. 76-0624532

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [ ] (b) [ ]


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3.       SEC USE ONLY:


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4.       SOURCE OF FUNDS
         AF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          11,741,007*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     11,741,007*

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         11,741,007*

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         57.52%**

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14.      TYPE OF REPORTING PERSON:
         OO: Limited Liability Company

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* Represents shares of common stock, par value $.10 per share ("Common Stock"), of Pioneer Drilling Company, including 4,500,000 shares of Common Stock issuable upon conversion of the 6-3/4% Convertible Subordinated, Series A, due October 9, 2006, in the original principal amount of $18,000,000 at the election of the Reporting Person, but does not include shares owned by William H. White as described in Item 2.

** Based on ownership of shares of outstanding Common Stock including shares of Common Stock issuable upon conversion of 6-3/4% Convertible Subordinated Debenture, Series A, due October 9, 2006, in the original principal amount of $18,000,000.00, but does not include outstanding warrants and outstanding stock options.


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CUSIP NO. 840553                      13D                           PAGE 3 OF 10


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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:
         Issam M. Fares

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [ ] (b) [ ]


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3.       SEC USE ONLY:


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4.       SOURCE OF FUNDS
         AF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Lebanon

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          11,741,007*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     11,741,007*

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         11,741,007*

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         57.52%**

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:
         IN

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* Represents shares of common stock, par value $.10 per share ("Common Stock"), of Pioneer Drilling Company, including 4,500,000 shares of Common Stock issuable upon conversion of the 6-3/4% Convertible Subordinated, Series A, due October 9, 2006, in the original principal amount of $18,000,000 at the election of the Reporting Person, but does not include shares owned by William H. White as described in Item 2.

** Based on ownership of shares of outstanding Common Stock including shares of Common Stock issuable upon conversion of 6-3/4% Convertible Subordinated Debenture, Series A, due October 9, 2006, in the original principal amount of $18,000,000.00, but does not include outstanding warrants and outstanding stock options.

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CUSIP NO. 840553                      13D                           PAGE 4 OF 10


                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Pioneer Drilling Company, a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.           SECURITY AND ISSUER.

         This Third Amended Statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Pioneer Drilling Company, a Texas corporation (the "Company" or "Pioneer"). The principal place of business of Pioneer is located at 9310 Broadway, Building I, San Antonio, Texas 78217.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Third Amended Statement on Schedule 13D is filed by (i) WEDGE Energy Services, L.L.C., a Delaware limited liability company ("WEDGE"), and
(ii) Mr. Issam M. Fares, an individual ("Fares" and, together with WEDGE, the "Reporting Persons").

         The address of the principal place of business for WEDGE is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002 and the address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. Mr. Fares is a citizen of the country of Lebanon.

         WEDGE was formed for the purpose of making investments in the energy industry. The officers of WEDGE consist of (i) Mr. William H. White, President;
(ii) Mr. James M. Tidwell, Vice President and Treasurer; and (iii) Mr. Richard
E. Blohm, Jr., Secretary. Each of Mr. White, Mr. Tidwell and Mr. Blohm is also a director of WEDGE. The address of Mr. White, Mr. Tidwell and Mr. Blohm is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002, and each is a citizen of the United States. The filing of this Third Amended Statement on Schedule 13D shall not be construed as an admission that Mr. White, Mr. Tidwell or Mr. Blohm are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owners of any securities covered by this Statement.

         Mr. White, President of WEDGE, and a Director of the Company, owns 12,000 shares of Common Stock and has vested options to acquire an additional 5,000 shares of Common Stock. No agreement exists between Mr. White, Mr. Fares and WEDGE concerning any agreement, oral or written, to vote the shares of the Company, or to act in concert with one or another, and each individually and collectively disclaim membership in or among any control group.

         Neither WEDGE nor Mr. Fares, nor to the knowledge of the Reporting Persons, Mr. White, Mr. Tidwell or Mr. Blohm, has been during the last five years (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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CUSIP NO. 840553                      13D                           PAGE 5 OF 10


mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws. Mr. Fares is the ultimate beneficial owner of all of the outstanding ownership interests of WEDGE.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 9, 2001, WEDGE consummated its purchase of the 6-3/4% Convertible Subordinated Debenture, Series A, due October 9, 2006, for the aggregate amount of $18,000,000.00 (the "Debenture") from Pioneer pursuant to the terms of a Debenture Purchase Agreement dated October 9, 2001 (the "Debenture Purchase Agreement"). The Debenture Purchase Agreement and the Debenture Agreement are described more fully in response to Item 4. The $18,000,000 funds used by WEDGE to purchase the Debenture was provided by an affiliated of the Reporting Persons. This transaction amends the previous acquisition of securities on May 18, 2001. On such date, WEDGE consummated its purchase of an additional 2,400,000 shares of Common Stock, for the aggregate amount of $9,048,000 (the "Stock") from Pioneer and entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement) and a Registration Rights Agreement (the "Registration Rights Agreement"). In the Debenture Purchase Agreement, Pioneer and the Company acknowledged the continued enforceability of the Common Stock Purchase Agreement and the Registration Rights Agreement. The $9,048,000 funds used by WEDGE to purchase the Stock was provided by an affiliate of the Reporting Persons. This transaction also amends the acquisitions on February 18, 2000, whereby WEDGE acquired 1,153,846 shares of Common Stock at the per share price of $1.30, for the aggregate amount of $1,500,000 and on May 11, 2000 of 3,678,161 shares of Common Stock at the per share price of $2.175, for the aggregate amount of $8,000,000. As of the filing of this Third Amended Schedule 13D, WEDGE has purchased, in the aggregate, 7,241,007 shares of Common Stock, for the aggregate amount of $18,548,000, and upon conversion of the Debenture as described below will acquire an additional 4,500,000 shares of Common Stock and the aggregate consideration for the aggregate purchase of 11,741,007 shares of Common Stock would be $36,548,000.

ITEM 4.           PURPOSE OF TRANSACTION.

         Debenture Purchase Agreement and the Debenture Agreement. Pioneer and WEDGE are parties to an agreement (the "Debenture Purchase Agreement") whereby Pioneer simultaneously issued to WEDGE the Debenture and entered into the Debenture Agreement (as defined below) pursuant to the payment of $18,000,000 cash by WEDGE to Pioneer. Simultaneously with the execution of the Debenture Purchase Agreement, Pioneer and WEDGE entered into a Debenture Agreement which sets forth the terms and conditions of the Debenture (the "Debenture Agreement"). The Debenture Purchase Agreement and the Debenture Agreement contain customary representations and warranties. The transactions contemplated by the Debenture Purchase Agreement and the Debenture Agreement were consummated on October 9, 2001. Under the terms of the Debenture and the Debenture Agreement, Pioneer promises to pay to WEDGE the principal amount of $18,000,000 and interest on the principal amount at the rate of 6-3/4% per year from October 9, 2001 until October 9, 2006, the date of maturity of the Debenture. Such interest is

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CUSIP NO. 840553                      13D                           PAGE 6 OF 10


payable in cash semi-annually beginning April 9, 2002. The Debenture Purchase Agreement grants WEDGE, at its election, a right of conversion with respect to the Debenture. As more specifically described in both the Debenture Purchase Agreement and the Debenture Agreement, the unpaid principal amount of the Debenture or any portion thereof may, at the election of WEDGE, be converted into shares of Common Stock at a conversion price per share of Common Stock of $4.00. The Debenture Purchase Agreement also acknowledged the continued enforceability of those agreements originally entered into between WEDGE and Pioneer in the Common Stock Purchase Agreement and the Registration Rights Agreement previously filed with the Second Amended Statement on Schedule 13D by the Reporting Persons. The Company has granted to WEDGE the preemptive right, subject to certain exceptions, to acquire additional capital stock of any class or series, or debt convertible into capital stock, the Company may issue equal to the percentage of Pioneer's outstanding Common Stock (assuming the conversion of all outstanding convertible preferred stock or debt) held by WEDGE immediately preceding any such issuance of Common Stock. The preemptive rights shall terminate in the event WEDGE holds less than 10% of the outstanding Common Stock of the Company or four years following the date Pioneer becomes listed on the NASDAQ National Market List or on a nationally recognized securities exchange; provided, however, in the event after such listing the Company shall become not so listed, then the preemptive rights shall be reinstated, subject to any other independent reason for termination. Additionally, so long as WEDGE shall own at least 10% of the capital stock of the Company, the Company has agreed to support and cause to be placed on the ballot at each election of directors of Pioneer one name provided by WEDGE which shall be a nominee to the Board of Directors of Pioneer (the "WEDGE Nominee"). So long as WEDGE shall own at least 25% of the capital stock of the Company, the Company has agreed to support and cause to be placed on the ballot at each election of directors of Pioneer not less than three names provided by WEDGE which shall be nominees to the Board of Directors of the Company, one of which shall be an individual with no affiliation to WEDGE, or its affiliates, who shall serve as an independent outside director. Further, a WEDGE Nominee shall be appointed to serve on the Audit Committee and Compensation Committee of the Board of Directors. WEDGE continues to agree that it would not sell, transfer or otherwise make a disposition of any Common Stock of the Company other than into the public trading market under Rule 144 or incident to any registration right granted by Pioneer to WEDGE without first offering the stock WEDGE desires to transfer to Pioneer in writing at the price and other terms under which WEDGE desires to transfer such stock. Pioneer shall then have the assignable right to acquire the stock on such terms as provided to Pioneer by WEDGE upon notification of WEDGE's intent to dispose of its stock. The Debenture Purchase Agreement also provides for customary representations and warranties of Pioneer and WEDGE, as well as appropriate indemnification provisions in the event a loss exceeds $100,000, individually or in the aggregate.

         The Debenture Purchase Agreement also states that WEDGE and Pioneer acknowledged the continued enforceability of the Registration Rights Agreement originally entered into on May 18, 2001. The Registration Rights Agreement, filed with the Second Amended Statement on 13D, provided that WEDGE has the right to require Pioneer to effect up to four demand registrations under the Securities Act of 1933, as amended (the "Securities Act"), of the resale of the Stock. One such demand registration may be for a shelf registration. Pioneer shall use its best efforts to file the

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CUSIP NO. 840553                      13D                           PAGE 7 OF 10


registration statement covering the Stock as soon as practicable, and in no event beyond 90 days after written request by WEDGE. Pioneer shall have the right to defer such filing for a reasonable period not to exceed 90 days. Pioneer shall have the right to include in such registration any of its own equity securities, unless it is determined by the underwriters that such inclusion will adversely effect such offering. Notwithstanding the demand registration rights, if Pioneer proposes to register any of its securities under the Securities Act, Pioneer will notify WEDGE of such intention. Upon written request by WEDGE, Pioneer will use its best efforts to cause all such outstanding Stock to be so registered under the Securities Act, such Stock subject to reduction in the event that the managing underwriter of a then-proposed public offer of Pioneer's securities determines that such registration of such Stock would materially and adversely effect such public offering. However, the underwriters shall not reduce the number of shares of Common Stock to be registered to below 25% of WEDGE's total ownership of the Stock. WEDGE shall have the unlimited right to cause its Stock to be included in any registrations effected by Pioneer. All expenses related to Pioneer's compliance with the registration rights of WEDGE, excluding certain expenses such as underwriting discounts, selling commissions and stock transfer taxes and any filing fees associated with the listing of the Stock, will be paid by Pioneer. The Registration Rights Agreement will expire on the tenth anniversary of its execution date, except as elsewhere provided therein.

         The Debenture Purchase Agreement and the Debenture Agreement are each attached as exhibits to this Third Amended Statement on Schedule 13D and are incorporated herein by reference and the summaries of the terms of such agreements are qualified by reference to the actual agreement.

         The purchase of the Debenture by WEDGE was the result of negotiated transactions with Pioneer. WEDGE acquired the Debenture as an investment which will be subject to the terms of the Debenture Purchase Agreement and the Debenture Agreement. Further, the Reporting Persons intend to monitor their investment in Pioneer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market considerations relating to the Common Stock, subsequent developments affecting Pioneer, Pioneer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions (including the price of oil and natural gas), tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Pioneer.

         Other than as described in this Third Amended Statement on Schedule 13D, at the present time neither of the Reporting Persons has specific plans or proposals which would relate to or result in:

         the acquisition by any person of additional securities of Pioneer, or the disposition of securities of Pioneer;

         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer or any of its subsidiaries;


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CUSIP NO. 840553                      13D                           PAGE 8 OF 10


         a sale or transfer of a material amount of assets of Pioneer or any of its subsidiaries;

         any change in the present Board of Directors or management of Pioneer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; any material change in the present capitalization or dividend policy of Pioneer;

         any other material change in Pioneer's business or corporate structure;

         changes in Pioneer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Pioneer by any person;

         causing a class of securities of Pioneer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         a class of equity securities of Pioneer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         any actions similar to those enumerated above.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing, and reserve their rights under the Debenture Purchase Agreement and the Debenture Agreement and all transactions contemplated thereby.

         WEDGE may, from time to time, discuss with management and other shareholders of Pioneer and other parties methods by which Pioneer can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of Pioneer's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of Pioneer described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (a) through (j) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         As set forth in this Third Amended Statement on Schedule 13D, WEDGE currently owns 7,241,007 shares of Common Stock of Pioneer, and upon conversion of the Debenture will own 11,741,007 shares of Common Stock. The 11,741,007 shares of Common Stock of Pioneer represent 57.52% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of September 30, 2001, as represented by Pioneer). Based on certain representations made by Pioneer to WEDGE, on a fully diluted basis, which assumes exercise of all warrants and

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CUSIP NO. 840553                      13D                           PAGE 9 OF 10


stock options, the 11,741,007 shares of Common Stock of Pioneer represents 52.33% of the outstanding Common Stock of Pioneer.

         Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the Stock issued to WEDGE. See Item 2.

         Other than the transactions described in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described in response to Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of Pioneer, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         99.1     Debenture Purchase Agreement

         99.2     Debenture Agreement

         99.3     Power of Attorney from Issam M. Fares.

         99.4     Joint Filing Agreement between the Reporting Persons.


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CUSIP NO. 840553                      13D                          PAGE 10 OF 10


                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 18, 2001                      WEDGE ENERGY SERVICES, L.L.C.


                                             By:      /s/ RICHARD E. BLOHM, JR.
                                                      --------------------------
                                             Name:    Richard E. Blohm, Jr.
                                             Title:   Secretary



Dated: October 18, 2001                      ISSAM M. FARES


                                             By:      /s/ RICHARD E. BLOHM, JR.
                                                      --------------------------
                                             Name:    Richard E. Blohm, Jr.
                                             Title:   Attorney-In-Fact